

December 11, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of IQ 500 International ETF of IndexIQ ETF Trust under the Exchange Act of 1934.

Sincerely,

